FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F               Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Initiates Use of Chrysos PhotonAssay™ Method for Queensway Drilling, Anticipates Reporting First Assay Results Shortly

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 8, 2021--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE American: NFGC) is pleased to provide an update on fieldwork and reporting of drill results from its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

  New Found is pleased to report that it is proceeding immediately with assaying of drill whole-core samples from its Queensway Project utilizing the Chrysos PhotonAssay™ method at Intertek’s facilities in Perth, Western Australia. Novo Resources Corp. (TSX; NVO) ("Novo") a significant shareholder of New Found currently utilizes Intertek’s Chrysos PhotonAssay™ facilities in Perth for production and exploration samples from their Western Australian gold mining and exploration projects and is facilitating priority access for New Found to the Intertek facilities under Novo's arrangement with Intertek.1
  The Company is planning to send the first shipment of Queensway drill core from Gander this coming week, including intervals from recent drilling that were previously designated for conventional assay on a rush basis. Assay results from these samples are anticipated to be received and reported in the coming weeks.
  Intertek is an industry leader and employs more than 43,000 employees worldwide providing quality assurance, testing, inspection, and certification services. Its assay facilities in Perth are utilized by a broad spectrum of gold mining and exploration companies and it operates two Chrysos PhotonAssay™ instruments at its Perth laboratory with a third to be installed shortly.
  As outlined in New Found's November 4 news release, the Company is advancing towards an agreement with MSALABS for 20,000 assays per month at a new facility they anticipate commissioning shortly in Val d'Or, Quebec, and is also working with MSALABS towards an agreement for the installation of a Chrysos PhotonAssay™ unit in Gander in 2022.
  The utilization of the Intertek facilities in Perth will allow the Company to immediately proceed with utilizing the Chrysos PhotonAssay™ for the assay of drill core currently being produced at Queensway. This assay work would transition to the MSALABS facility in Val d’Or, Quebec once capacity there is available to the Company.
  Queensway core will be logged and photographed at New Found's facilities in Gander prior to shipment of whole-core samples to Perth where sample preparation and Chrysos PhotonAssay™ assaying of the samples will be completed. The Chrysos PhotonAssay™ method is non-destructive and New Found’s QA/QC program will include fire assay/metallic screening of sample material post photon assay for comparison of the results.
  Dr. Quinton Hennigh, a Director of New Found, has significant experience working with Intertek and utilizing their Chrysos PhotonAssay™ units in Perth, including on nuggety gold material. Dr. Hennigh will help coordinate the shipping of Queensway samples from Gander to Perth as well as Intertek’s receipt of the material, sample preparation and Chrysos PhotonAssay™ work on these Queensway samples.

Melissa Render, P.Geo., VP Exploration of New Found stated: “We are very pleased to be proceeding promptly with utilizing the Chrysos PhotonAssay™ method to assay drill core from our Queensway project. We would like to thank Novo Resources Corp. for facilitating swift access for us to the Intertek Chrysos PhotonAssay™ facilities. With the current large backlog of samples and resulting slow turnaround times for conventional assaying in North America, even with the additional transport time required to ship samples to Perth we believe that proceeding with Chrysos PhotonAssay™ analysis at these facilities in Perth will significantly shorten our turnaround time on assays. This will provide faster receipt of critical information to our exploration team and will allow more timely disclosure of drill results to the market. Recognizing the nuggety nature of gold mineralization at Queensway, the use of non-destructive, Chrysos PhotonAssay™ method on whole-core samples will contribute significantly to optimising the accuracy of our assay results. The Chrysos PhotonAssay™ method is rapidly gaining industry wide acceptance. Barrick in partnership with MSALABS recently installed a Chrysos PhotonAssay™ unit at its Bulyanhulu Mine in Tanzania, and Kirkland Lake Gold recently installed a unit at its Fosterville Mine in Victoria State, Australia. We are very excited to be moving ahead and implementing the Chrysos PhotonAssay™ assay process for our Queensway Project and we look forward to reporting our first assay results from recent drilling in the next several weeks."

About Chrysos PhotonAssay™

The Chrysos PhotonAssay™ instrument was developed at Australia’s national science agency, the Commonwealth Scientific and Industrial Research Organization or CSIRO (https://www.csiro.au). Chrysos Corporation (https://www.chrysos.com.au/) was formed in partnership with CSIRO to commercialize the technology. Sample preparation comprises crushing the sample material and placing this material in sample jars and then into the instrument. The Chrysos PhotonAssay™ instrument directs high-energy X-rays at the sample causing excitation of atomic nuclei, allowing analysis of gold, silver, and other elements in as little as two minutes.

Importantly, Chrysos PhotonAssay™ allows large samples of up to 500g to be measured and provides a true bulk reading independent of the chemical or physical form of the sample. This assay method has particular advantages for nuggety gold mineralization, facilitating the assay of an entire core interval of gold mineralization in multiple sample jars, thereby maximizing the sample size and increasing the reliability of the result. The process is completely non-destructive, preserving sample material for additional work including check assays by conventional fire assay and metallic screening.

This method is now employed around the world by various mining and exploration companies with excellent results. For example, Barrick recently partnered with MSALABS to install a Chrysos PhotonAssay™ unit at Barrick’s Bulyanhulu Mine in Tanzania, and Kirkland Lake Gold recently installed a Chrysos PhotonAssay™ unit at its Fosterville Mine in Australia. Other companies that are actively utilizing the Chrysos PhotonAssay™ include Novo Resources Corp. at its mining operations and exploration projects in Western Australia and Benz Mining Corp. Benz recently announced results from 8,500kg of material shipped from its Eastmain Gold Project in Quebec to Intertek in Perth and have also announced an agreement with MSALABS guaranteeing exclusivity on 20,000 assays per month at MSALABS Chrysos PhotonAssay™ facility in Val d’Or. Additional information on the utilization of the Chrysos PhotonAssay™ method by these companies can be found on line.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated November 8, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and access to a highly skilled workforce in Newfoundland. The Company is currently undertaking a 400,000m drill program at Queensway and is well funded for this program with a current working capital balance of approximately $103 million, which is anticipated to increase to approximately $148 million on closing of the recently announced financing by Eric Sprott (note that this additional financing is subject to the satisfaction of customary closing conditions, including the approval of the TSX Venture Exchange (the “TSXV”) and approval by the shareholders of the Company if required by the TSXV).

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program, the timing of the work to assess the presence and source of bias, the execution of an agreement with MSALABS, and the benefits of the Chrysos PhotonAssay™ assay method. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on EDGAR at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

___________________________
1 Refer to Novo's news release dated May 18, 2021

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: +1 (910) 406-2407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 8, 2021	By:	/s/ Craig Roberts,
Chief Executive Officer